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SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                            SCHEDULE 13G

      Under the Securities Exchange Act of 1934

                          (Amendment No.   )*

Shermen WSC Acquisition Corp.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
824197206
(CUSIP Number)

December 31, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

X	Rule 13d-1(b)

Rule 13d-1(c)

Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

PAGE 1 OF 7 PAGES

CUSIP No. 824197206

1	NAME OF REPORTING PERSON Manulife Financial Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None, except through its indirect, wholly-owned subsidiary, MFC Global Investment Management (U.S.), LLC
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 See line 9 above.
12	TYPE OF REPORTING PERSON* HC

*SEE INSTRUCTIONS

PAGE 2 OF 7 PAGES

CUSIP No. 824197206

1	NAME OF REPORTING PERSON MFC Global Investment Management (U.S.), LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) __ (b) __ N/A
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5	SOLE VOTING POWER 2,159,234
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 2,159,234
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,159,234
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 7.51%
12	TYPE OF REPORTING PERSON* IA

*SEE INSTRUCTIONS

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Item 1(a)	Name of Issuer:
Shermen WSC Acquisition Corp.

Item 1(b)	Address of Issuer's Principal Executive Offices:
c/o The Shermen Group 1251 Avenue of the Americas, Suite 900
New York, New York 10020

Item 2(a)	Name of Person Filing:

This filing is made on behalf of Manulife Financial Corporation (“MFC”) and MFC’s indirect, wholly-owned subsidiary, MFC Global Investment Management (U.S.), LLC ("MFC Global (U.S.)").

Item 2(b)	Address of Principal Business Office:

The principal business office of MFC is located at 200 Bloor Street East, Toronto, Ontario, Canada, M4W 1E5.

The principal business office of MFC Global (U.S.) is located at 101 Huntington Avenue, Boston, Massachusetts  02199.

Item 2(c)	Citizenship:

MFC is organized and exists under the laws of Canada.

MFC Global (U.S.) is organized and exists under the laws of the State of Delaware.

Item 2(d)	Title of Class of Securities:
Common Stock

Item 2(e)	CUSIP Number:
824197206

Item 3	If this statement is being filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

MFC:	(g) (X)	a parent holding company in accordance with
§240.13d-1(b)(1)(ii)(G).

MFC Global (U.S.):	(e) (X)	an investment adviser in accordance with
§240.13d-1(b)(1)(ii)(E).

Item 4	Ownership:

(a)

Amount Beneficially Owned: MFC Global (U.S.) has beneficial ownership of 2,159,234 shares of Common Stock. Through its parent-subsidiary relationship to MFC Global (U.S.), MFC may be deemed to have beneficial ownership of these same shares.

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(b)

Percent of Class: Of the 28,750,000 shares outstanding as of November 13, 2007, according to the issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2007, MFC Global (U.S.) held 7.51%.

(c)	Number of shares as to which the person has:
(i)	sole power to vote or to direct the vote:

MFC Global (U.S.) has sole power to vote or to direct the voting of the shares of Common Stock it beneficially owns.

(ii)	shared power to vote or to direct the vote:

-0-

(iii)	sole power to dispose or to direct the disposition of:

MFC Global (U.S.) has sole power to dispose or to direct the disposition of the shares of Common Stock it beneficially owns.

(iv)	shared power to dispose or to direct the disposition of:

-0-

Item 5	Ownership of Five Percent or Less of a Class:

Not applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:
See Items 3 and 4 above.

Item 8	Identification and Classification of Members of the Group:
Not applicable.

Item 9	Notice of Dissolution of Group:
Not applicable.

Item 10	Certification:

By signing below the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Manulife Financial Corporation

By:	/s/ Kenneth G. Pogrin
Name:	Kenneth G. Pogrin
Dated: February 8, 2008	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: February 8, 2008	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

PAGE 6 OF 7 PAGES

EXHIBIT A

JOINT FILING AGREEMENT

Manulife Financial Corporation and MFC Global Investment Management (U.S.), LLC agree that the Schedule 13G to which this Agreement is attached, relating to the Common Stock of Shermen WSC Acquisition Corp., is filed on behalf of each of them.

Manulife Financial Corporation

By:	/s/ Kenneth G. Pogrin
Name:	Kenneth G. Pogrin
Dated: February 8, 2008	Title:	Attorney in Fact*

MFC Global Investment Management (U.S.), LLC

By:	/s/ Francis V. Knox Jr.
Name:	Francis V. Knox Jr.
Dated: February 8, 2008	Title:	Vice President and Chief Compliance Officer

* Signed pursuant to a Power of Attorney dated January 17, 2008 included as an Exhibit to Schedule 13G filed with the Securities and Exchange Commission by Manulife Financial Corporation on January 24, 2008.

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